UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one:) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: September 30, 2023
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I – REGISTRANT INFORMATION

JAMES RIVER GROUP HOLDINGS, LTD.
(Full Name of Registrant)

(Former Name if Applicable)

Bermuda	001-36777	98-0585280
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
Wellesley House, 2nd Floor, 90 Pitts Bay Road, Pembroke HM08, Bermuda
(Address of principal executive offices)
(Zip Code)
 (441) 278-4580
(Registrant's telephone number, including area code)

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
James River Group Holdings, Ltd. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Form 10-Q”) by the prescribed due date without unreasonable effort or expense because it requires additional time to complete its procedures relating to its quarter-end financial reporting processes. The Company believes that the Form 10-Q will be completed and filed within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.
PART IV – OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
Sarah Doran    (919) 900-1200
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes   ☒    No   ☐
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes   ☒    No   ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Although the Form 10-Q is not completed, the Company expects that the financial statements in the Form 10-Q will be consistent with the financial information reported in the earnings release furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) on November 8, 2023 (the “Earnings Release”).
Cautionary Note Regarding Forward-Looking Statements
This Notification of Late Filing on Form 12b-25 includes information that constitutes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on the Company’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to the Company. Such forward-looking statements include, without limitation, statements regarding (i) the consistency of the financial statements in the Form 10-Q with the financial information in the Earnings Release, (ii) the Company’s anticipated timing of the filing of its Form 10-Q for the three and nine months ended September 30, 2023, and (iii) other risks and uncertainties contained in our filings with the SEC, including our most recently filed Annual Report on Form 10-K. By their nature, forward-looking statements address matters that are subject to risks and uncertainties. These forward-looking statements speak only as of the date of this Notification of Late Filing on Form 12b-25, and the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

JAMES RIVER GROUP HOLDINGS, LTD.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 9, 2023	By:	/s/ Sarah C. Doran
Sarah C. Doran
Chief Financial Officer